UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 12b - 25

                          NOTIFICATION OF LATE FILING



 [ ] Form       [ ] Form       [ ] Form       [X] Form           [ ] Form
     10 - K         20 - F         11 - K         10 - QSB           N - SAR


For the Period Ended January 31, 2003

[   ]   Transition Report on Form        [   ]   Transition Report on Form
        10 - K                                   10 - Q

[   ]   Transition Report on Form        [   ]   Transition Report on Form
        20 - F                                   N - SAR

[   ]   Transition Report on Form
        11 - K

For the transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

D'Angelo Brands, Inc.
Full Name of Registrant

Playandwin, Inc.
Former Name if Applicable

14 Brewster Road,
Address of Principal Executive Office (Street and Number)

Brampton, Ontario, Canada, L6T 5B7
City, State and Zip Code


                       PART II - RULES 12b - 25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III  of  this  form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10 -K, form 20 - F, 11 - K or form N - SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10 - QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  ( c )    The accountant's statement or other exhibit required  by Rule 12b
- 25 (c) has been attached if applicable.


                              PART III - NARRATIVE

       The Company has not yet completed assembling the data for the quarter's 10-QSB including information needed to complete the quarter's financial statements.


                           PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

                         Frank D'Angelo   905-794-0335

  (2) Have all or other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X]   Yes       [ ]   No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X]   Yes       [ ]   No

  The results of operations will change significantly from the corresponding period for the last fiscal year because the Company acquired, operational beverage processing equipment, which is located in a leased facility. This facility commenced production in April 2002. In September 2002, the Company acquired, through its wholly owned subsidiary 1540633 Ontario Inc., property and processing equipment located in Tiverton, Ontario. These facilities impacted results for the quarter ending January 2003. Until its information is completely compiled, the Company does not believe it can make an accurate quantitative estimate of its results of operations.


  D'Angelo Brands, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date:   March 17, 2003

  By: /s/ Frank D'Angelo
          ------------------
          Frank D'Angelo
          President